                                                                                         AMEX “REX”
                                            TSX Exchange “VIR”
                                            For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES CHANGE IN OFFICER

EDMONTON, ALBERTA - September 21, 2007 - ViRexx Medical Corp. (‘ViRexx”)(TSX:VIR, AMEX:REX), announced today that Darrell Elliott has been appointed as a Director, Chairman of the Board of Directors and Interim Chief Executive Officer of ViRexx effective immediately. Peter Smetek the former Chairman and Interim Chief Executive Officer will remain as a director of ViRexx.

Mr. Elliott has more than 35 years of experience in merchant banking, venture capital and analogous operating experiences in Africa, Europe and North America. He has served on numerous boards and sub-boards of both private and publicly traded companies. Currently, Mr. Elliott is the Chairman of the Boards of Directors of Tekmira Pharmaceuticals Corporation and Chromos Molecular Systems Inc., both of which are a publicly trading company listed on the TSX. Mr. Elliott is also one of the original founders of Apex Bioventures Acquisition Corp., a publicly trading company listed on the American Stock Exchange. Mr. Elliott served as Chairman of the Board of Neuromed Pharmaceuticals Ltd., a private company. He was also Senior Vice President and Managing Director of MDS Capital Corp., President of MDS Ventures Pacific, Chairman and Chief Executive Officer of British Columbia Medical Innovations Fund, Vice President of Canadian Medical Discoveries Fund and Regional Vice President and Managing Director of Royal Bank Capital Corporation.

For additional information about ViRexx, please see www.virexx.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

THE AMERICAN STOCK EXCHANGE AND THE TSX HAVE NOT APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Douglas Gilpin C.A.
Chairman of the Audit and the
Corporate Governance Committees
ViRexx Medical Corp.
Tel: (780) 717-3747
Fax: (780) 436-0068